

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Lee Jacobson
Chief Executive Officer
Robot Cache US Inc.
5910 Pacific Center Boulevard, Suite 310
San Diego, California 92121

      Re: Robot Cache US Inc.
          Draft Offering Statement on Form 1-A
          Submitted November 20, 2020
          CIK No. 0001832460

Dear Mr. Jacobson:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

General

1. Disclosure indicates that the Robot Cache Platform enables users to use their computers to validate blockchain transactions, or "mine," on an opt-in basis. In exchange for a user's mining activities, you state that you credit a user 85% of the mining awards in the form of your own digital currency, IRON, and retain the remaining 15% of the mining awards. With respect to these mining activities, please clarify the following:

   - Please clarify, if true, that users who opt in to mining become a part of your mining pool that mines for third-party digital assets;

- Please identify the blockchain networks whose transactions users verify and the related digital assets that are mined;

- Please disclose whether you hold any digital assets that are received as rewards for mining or whether you convert them into fiat currency after receipt; and

- Please describe risks related to these mining activities. For example, discuss potential claims a user may bring against the company for using the user's resources to mine as well as the volatility of the digital assets that are being mined.

2. We note that you have held digital assets in the past and that you receive digital assets through the mining efforts of your mining pool. Please ensure you fully describe your holdings of digital assets and your storage and custodial practices related to these digital assets. For example, please address the following:

- The volatility, fragmentation, potential for manipulation and general lack of regulation of the secondary markets in which digital assets trade and the resulting liquidity, valuation and earnings challenges; and

- Any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach.

3. You disclose that users who opt in to mining receive units of your digital currency, IRON, in exchange for their mining efforts and that the amount of IRON users receive is equal in value to 85% of the value of users' mining efforts. Please clarify the following:

- Please describe how a user's mining efforts are valued. In this regard, we note that a user becomes part of your mining pool and that the pool receives digital assets for its mining efforts;

- Please describe how and when a user's mining efforts are converted into a specific number of units of IRON. In this regard, we note that the volatile nature of the mined digital assets would seem to potentially play a significant role in the amount of IRON a user receives; and

- While we note your statement that IRON is "not an ERC-20 or other utility or security token, may not be withdrawn from the Robot Cache Platform and, unlike a "cryptocurrency," is not tradable on cryptocurrency or other exchanges", please clarify whether IRON has a fixed value or whether it fluctuates in value and whether IRON is tradable between users on your platform.

4. Separate from the mining activities discussed above, we note that your platform uses blockchain technology for its digital rights management systems and copy protection. Please clarify the following:

- Whether your platform is: (i) dependent on another blockchain and, if so, the risks and challenges related to such reliance; or (ii) runs its own blockchain and, if so, the risks and challenges related to developing and maintaining the blockchain; and

- Whether the use of blockchain technology on your platform entails, or will entail, the creation, issuance or use of digital assets and, if so, how those digital assets will be used.

5.   Article 10 of your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Implications of being an Emerging Growth Company, page 4

6.   Disclosure here indicates that you will qualify as an emerging growth company and that this will be significant if and when you become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934. Please revise to clarify whether you intend to register a class of securities under Section 12 of the Exchange Act and whether you intend to do so by filing a Form 10 or a Form 8-A in connection with this offering statement. To the extent you intend to become an Exchange Act reporting company in connection with this offering, please revise to briefly summarize your Exchange Act reporting obligations. Otherwise, please revise to briefly summarize your reporting obligations as a Tier 2 Regulation A issuer.

Use of Proceeds, page 23

7.   On pages 23 and 24, you discuss projections derived from certain "'key performance indicators." In light of the fact that you base many of these projections on your results from the three months ended September 30, 2020, tell us what consideration you gave to including interim unaudited financial statements for this period. Additionally, in your MD&A section or elsewhere, please ensure you define each KPI and provide historical KPI data. For example, define Registered User and provide your number of Registered Users as of September 30, 2020.

8.   Please provide the basis for your projections that you will have approximately 4 million users one year after the date of the offering, 12 million users by 2022 and 18 million users by 2023. Include any assumptions or uncertainties relating to your projections.

Prior Token Offering and Conversion to Common Stock, page 29

9.   You disclose that certain investors in a prior token offering agreed to amend their simple
        agreements for future tokens to receive shares of common stock instead of tokens. Please
        disclose the number of investors, the aggregate number of shares of common stock issued
        to these investors and the exemption from Securities Act registration relied upon to issue
        these shares.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 33

10.   Please revise to provide a discussion of your results of operations for the interim periods
        presented, including the causes of material changes from period to period in each financial
        statement line item. Refer to Part II, Item 9 of Form 1-A.

Liquidity and Capital Resources, page 35

11.   Please revise to disclose the minimum period of time that you will be able to conduct
        planned operations using only currently available capital resources without regard to the
        proceeds you expect to receive from the offering. Refer to FRC 501.03(a) and Section IV
        of SEC Release No. 33-8350 for additional guidance.

Security Ownership of Management and Certain Securityholders, page 43

12.   In addition to providing beneficial ownership disclosure for each executive officer or
        director who beneficially owns more than 10% of your common stock, please ensure you
        provide beneficial ownership disclosure for any other stockholder who beneficially owns
        more than 10% of your common stock. In this regard, we note that your offering
        statement references a large Chinese investor and investors who received shares of
        common stock in exchange for other securities.

Part F/S
Note 5. Debt, page F-10

13.   Please revise to disclose the original terms of the SAFTs and explain how they differed for
        each investor. Also, revise to clarify how the June 2019 board resolution impacted such
        terms and disclose the conversion terms resulting from such resolution.

Balance Sheet
As of June 30, 2020, page F-12

14.   Please ensure that your interim financial statements fully comply with the requirements of
        Rule 8-03 of Regulation S-X. Refer to Part F/S(c)(1)(i) of Form 1.A. For example, at a
        minimum such financials should be revised to address the following:

        •   Label the financial statements as unaudited and ensure such statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading;

- Provide a balance sheet as of the end of the preceding fiscal year as well as statements of comprehensive income and cash flows for the comparable period of the preceding fiscal year;

- Include a separate line item in your for profit and loss statement for each expense category presented in your annual statements of operations that exceeds 20% of sales or gross revenues;

- Include an analysis of the changes in each caption of stockholders' equity in a separate statement or in the notes to the financial statements; and

- Provide footnote and other necessary disclosures.

15. Please explain how you determined the fair value of the "investment in stocks (USD)" at June 30, 20202, which appears to consist solely of your investment in common shares of THC Therapeutics.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary J. Ross, Esq.